UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
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Specialized Disclosure Report

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Pitney Bowes Inc.
(Exact name of registrant as specified in its charter)

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Delaware	1-3579	06-0495050
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
World Headquarters
3001 Summer Street
Stamford, Connecticut 06926-0700
(Address of principal executive offices) (Zip Code)
Allison Bresloff, Director, Global Environment, Health and Safety
(203) 922-4421
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Section 1502 of the Dodd-Frank Financial Reform and Consumer Protection Act (the “Act”) and Rule 13p-1 under the Securities and Exchange Act of 1934 (the “Rule”), Pitney Bowes Inc. (the “Company”) has determined that it is subject to the reporting requirements under the Act and the Rule and that certain products that Pitney Bowes contracted to manufacture during calendar year 2019 contain “conflict minerals” as defined in the Rule (in the form of gold and the derivatives tantalum, tin and tungsten) necessary to the functionality of those products. The Company has undertaken a reasonable inquiry into the country of origin of the conflict minerals in our products to assess whether any of those conflict minerals originated in the Democratic Republic of Congo or an “adjoining country” as defined in the Rule or were “conflict minerals from recycled or scrap sources” as defined in the Rule. To maximize efficiency, we combined our inquiry with our due diligence activities. Our inquiry and due diligence activities are described in the Conflict Minerals Report attached hereto as Exhibit 1.02.

Conflict Minerals Disclosure
A copy of Pitney Bowes Inc.’s Conflict Minerals Report filed for the calendar year ended December 31, 2019 is publicly available at http://www.pitneybowes.com/us/our-company/corporate-responsibility.

Item 1.02 Exhibit
Pitney Bowes Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2019 is filed as Exhibit 1.02 hereto.

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Pitney Bowes Inc. (Registrant)

/s/ Daniel J. Goldstein
Daniel J. Goldstein
Executive Vice President, Chief Legal Officer and Corporate Secretary

Dated: May 29, 2020

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